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                             April 22, 2022

       Miklos Pal Auer
       Chief Executive Officer
       Eventiko Inc.
       Xinzhong St. 3, Dongcheng
       Beijing, China 100026

                                                        Re: Eventiko Inc.
                                                            Form 10-K
                                                            Filed July 1, 2021
                                                            File No. 333-239589

       Dear Mr. Auer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K

       Item 1. Description of Business, page 2

   1.                                                   Please disclose
prominently that you are not a Chinese operating company but an offshore shell company,
incorporated in Nevada, and that this structure involves unique risks to investors. Disclose
that investors may never hold equity interests in a Chinese operating company.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your securities or could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, have or
 Miklos Pal Auer
FirstName   LastNameMiklos Pal Auer
Eventiko Inc.
Comapany
April       NameEventiko Inc.
       22, 2022
April 222, 2022 Page 2
Page
FirstName LastName
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your Description of Business section should address, but not necessarily be limited to, the risks highlighted in the Government Regulations in China section.
3. We note your disclosure on page 3 about how the uncertainties that may arise with rapid change in Chinese government policies and the exercise of significant control by the
         Chinese government over China   s economic growth could have a
material adverse effect
         on your business, results of operations and financial condition. Please revise to disclose the risks that your corporate structure and being based in or having the majority of the
         company   s operations in China poses to investors. For example,
specifically discuss risks
         arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission or approval that you or any entities are required to obtain from
         Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or any entities are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve such entities'
         operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, or any the entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5.       We note your disclosure on page 5 that    [t]he Company has never
declared or paid cash
         dividends on its common stock and does not anticipate paying cash dividends in the
         foreseeable future.    Please expand your disclosure to provide a
clear description of how
         cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the shell company and any entities and direction of transfer. Quantify any dividends or distributions that any entities have made to the shell company and which entity made such transfer, and their tax consequences.
 Miklos Pal Auer
Eventiko Inc.
April 22, 2022
Page 3
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameMiklos Pal Auer                              Sincerely,
Comapany NameEventiko Inc.
                                                               Division of
Corporation Finance
April 22, 2022 Page 3                                          Office of Trade
& Services
FirstName LastName